

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Clifford Teller
President
PinstripesNY, Inc.
c/o Maxim Group LLC
405 Lexington Avenue
New York, NY 10174

> **Re:** **PinstripesNY, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed February 3, 2011**
> **File No. 000-54077**
>
> **PinstripesNYC, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed February 3, 2011**
> **File No. 000-54078**
>
> **PinstripesNYS, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed February 3, 2011**
> **File No. 000-54079**

Dear Mr. Teller:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: David N. Feldman, Esq. (212) 997-4242